Exhibit 99.4

260 Preston Commons West

8117 Preston Road

Dallas, TX 75225

October 29, 2010

Mr. Douglas H. Miller

EXCO Resources, Inc.

12377 Merit Drive, Suite 1700

Dallas TX 75251

Dear Doug:

This letter is to acknowledge my interest in pursuing with you a potential transaction involving the acquisition of all of the outstanding shares of common stock of EXCO Resources, Inc. and to confirm that you can use my name in a written letter to the Board of Directors of the Company disclosing our interest in pursuing such transaction. I acknowledge that any such letter to the Board of Directors of the Company could be publicly disclosed. This letter shall not create any binding obligation on my part.

Sincerely,

T. Boone Pickens

sg